UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)
☑                          ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

OR

☐                          TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________________ to _____________________

Commission file number   0-1402

A.         Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Lincoln Electric Company
Employee Savings Plan

B.          Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Lincoln Electric Holdings, Inc.
22801 St. Clair Avenue
Cleveland, Ohio 44117

FINANCIAL STATEMENTS AND SCHEDULE

The Lincoln Electric Company Employee Savings Plan
December 31, 2017 and 2016, and
Year Ended December 31, 2017
With Report of Independent Registered Public Accounting Firm

Plan Sponsor and Administrator

The Lincoln Electric Company
Cleveland, Ohio  44117
(216) 481-8100

Plan Number:  005

Employer Identification Number:  34-0359955

The Lincoln Electric Company
Employee Savings Plan
Financial Statements and Schedule
December 31, 2017 and 2016, and
Year Ended December 31, 2017

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Plan Participants
The Lincoln Electric Company Employee Savings Plan

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of The Lincoln Electric Company Employee Savings Plan (the “Plan”) as of December 31, 2017 and 2016, and the related statement of changes in net assets available for benefits for the year ended December 31, 2017, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets of the Plan as of December 31, 2017 and 2016, and the changes in its net assets for the year ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.
Basis of Opinion
The Plan’s management is responsible for these financial statements. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Information
The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2017 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Department of Labor’s Rules and Regulations for Reporting under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Plante & Moran, PLLC
We have served as the Plan's auditor since 2016.
Cleveland, Ohio
June 25, 2018

The Lincoln Electric Company
Employee Savings Plan
Statements of Net Assets Available for Benefits

	December 31,
	2017	2016
Assets
Investments at fair value	$568,425,407	$466,295,731
Receivables:
Notes receivable from participants	13,061,258	12,586,385
Employer contributions receivable	358,114	514,701
Other receivable	616,117	124,919
Total receivables	14,035,489	13,226,005
Total assets	582,460,896	479,521,736

Liabilities
Corrective distributions payable	127,896	125,815

Net assets available for benefits	$582,333,000	$479,395,921

See notes to these financial statements.

The Lincoln Electric Company
Employee Savings Plan
Statement of Changes in Net Assets Available for Benefits
Year ended December 31, 2017

Additions
Interest and dividends	$15,005,654
Interest on notes receivable from participants	592,318
Contributions:
Participants	19,916,715
Employer	21,762,025
Net appreciation in fair value of investments	73,983,773
Total additions	131,260,485

Deductions
Participant withdrawals	46,226,278

Net increase in net assets prior to transfers	85,034,207

Transfers from other qualified plans	17,902,872

Net increase	102,937,079

Net assets available for benefits at beginning of year	479,395,921
Net assets available for benefits at end of year	$582,333,000

See notes to these financial statements.

The Lincoln Electric Company
Employee Savings Plan
 Notes to Financial Statements

Note 1 — Description of Plan
The following description of The Lincoln Electric Company Employee Savings Plan, as amended and restated, (“the Plan”) provides only general information.  Participants should refer to the Plan document for a complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan covering certain employees of The Lincoln Electric Company and certain related entities (“the Company”), as defined by the Plan.  The Plan provides that employees are eligible to make participant contributions immediately and will be eligible for Company contributions following six months of full time employment or 1,000 hours in any year of service with the Company.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Effective August 1, 2017, the J.W. Harris Co., Inc. Profit Sharing/401(k) Plan ("the J.W. Harris Plan") merged into the Plan, resulting in the termination of the J.W. Harris Plan. Total assets transferred to the Plan were $17,902,872 and are reflected in the Statement of Changes in Net Assets Available for Benefits as Transfers from other qualified plans.
Contributions and Vesting
Participant Contributions
Each year, participants may make pre-tax contributions to the Plan of 1% to 80% (in whole percentages) of their base and/or bonus pay up to the maximum amount as set by the Internal Revenue Service ($18,000 for 2017).  Participants who are at least 50 years old by the end of the calendar year are allowed to make a catch-up contribution for that year (up to an additional $6,000 for 2017).  Amounts payable to participants for contributions in excess of amounts allowed by the IRS are recorded as Corrective distributions payable in the Statements of Net Assets Available for Benefits. Participants are immediately vested in their contributions plus actual earnings thereon.  Participants have the right to either direct Fidelity Management Trust Company (“the Trustee”) to invest contributions in any one fund or in a combination of funds in 1% increments or to invest contributions in a self-directed brokerage account. Eligible employees who do not have an affirmative election under the Plan and employees who become eligible participants in the Plan will be automatically enrolled in the Plan unless action is taken by the employee to elect not to contribute to the Plan.  Participants enrolled under this approach will have 4% of their base salary contributed to the Plan.
The Plan is subject to certain non-discrimination standards under Section 401(k) of the Internal Revenue Code.  In order to comply with these standards, tests are performed to provide a limit on the amount of benefits provided to highly compensated employees.  As a result, certain participants who are defined as highly compensated employees may have a portion of their contributions refunded to them after the end of the plan year.
Company Contributions
Effective January 1, 2017, participants receive up to 6% of their annual compensation, which is defined as base pay and bonus compensation, in Company contributions through:
(1) Company matching contributions of 100% of the first 3% of participant compensation contributed to the Plan; and
(2) Automatic Company contributions equal to 3% of annual compensation.
In addition, certain employees who were participants in the Company's frozen defined benefit plan receive employer contributions equal to 6% of annual compensation for a minimum of five years or to the end of the year in which they complete thirty years of service. Company contributions are 100% vested when made.
FSP Program
Prior to January 1, 2017, the Company made contributions under a Financial Security Program ("FSP") with enhanced FSP benefits ("FSP Plus") for eligible employees. Contributions were based on compensation and participants were eligible based on dates of hire and certain elections. FSP and FSP Plus contributions vested over three years. Effective January 1, 2017, participants became 100% vested in these contributions and the FSP and FSP Plus contributions were replaced by the automatic Company contributions equal to 3% of annual compensation.

The Lincoln Electric Company
Employee Savings Plan
 Notes to Financial Statements (continued)

Participant Accounts
Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan earnings.  Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company contributions to the Plan or to pay Plan expenses.  During 2017, total forfeitures of $382,712 were used to pay plan expenses.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.
Participant Loans
Active participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance.  Loan terms range from one to five years, or up to 15 years for the purchase of a primary residence.  The loans are secured by the balance in the participant’s account and bear interest at a rate computed as the prime rate in effect at the loan origination date plus 1%, as determined by the Company.  Principal and interest are paid ratably through payroll deductions.
Payment of Benefits
Participants may receive the value of their account in a single lump sum payment or in ten or fewer annual installment payments following separation from the Company, whether by retirement, disability or otherwise, except that if the full value of a participant’s account is $1,000 or less or if the participant dies while in service and his/her account is payable to his/her beneficiary, such account balance will be paid in a single lump sum payment.  Participants who leave the Company may withdraw their money at any time.  Withdrawals must begin no later than April 1 of the calendar year following the calendar year in which age 70½ is attained or the calendar year in which the participant is terminated if later. Participants or their beneficiaries may elect to receive the portion of their distributions which are attributable to common shares of Lincoln Electric Holdings, Inc. allocated to their account in the form of whole shares with any fractional shares paid in cash or all in cash. During employment, participants may withdraw certain amounts from their accounts if they are over age 59 ½, disabled or have a financial hardship.

Plan Termination
The Company has the right to amend, modify, suspend or terminate the Plan subject to the provisions of ERISA at any time.  Upon termination of the Plan, the rights to benefits accrued by participants or their beneficiaries, to the extent that such benefits are funded or credited to participants’ accounts, shall be nonforfeitable.  No amendment, modification, suspension or termination of the Plan shall have the effect of providing that any amounts then held under the Plan may be used or diverted to any purpose other than for the exclusive benefit of the participants or their beneficiaries.

Note 2 — Summary of Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting in accordance with U.S. generally accepted accounting principles (“GAAP”).
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The valuation methodologies used for the investment assets measured at fair value are as follows:
Units of registered investment companies (“Mutual funds”): Valued at quoted market prices in active markets, which represent the net asset values of the units held by the Plan on the last business day of the plan year.
Self-directed investment account: Consists primarily of the following: (1) common stocks and bonds, which are valued at the closing price reported on the active market on which the individual securities are traded; and (2) mutual funds, which are valued at quoted market prices, which represent the net asset values of the units held by the Plan on the last business day of the plan year.
Lincoln Electric Stock: Consists of common stock of Lincoln Electric Holdings, Inc., which is determined based on the quoted market price as of year-end.

The Lincoln Electric Company
Employee Savings Plan
 Notes to Financial Statements (continued)

Common collective trust funds: Valued at net asset value per share ("NAV") or its equivalent of the funds, which are based on the fair value of the funds underlying assets. There are no redemption restrictions or unfunded commitments on these investments.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
Purchases and sales of securities are recorded on a trade-date basis. Open trades of Lincoln Electric Stock that have not settled are reflected in the Statements of Net Assets Available for Benefits as either an Other receivable or Other liability. Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held throughout the year. See Note 6 for additional disclosures relative to the fair value of the investments held in the Plan.
Benefit Payments
Benefits are recorded by the Plan when paid.
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates that affect amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates.
Notes Receivable from Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest.  Interest income is recorded when it is earned.  If a participant ceases to make loan repayments and the loan is deemed to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.
Administrative Expenses
All direct costs and expenses incurred in connection with the administration of the Plan and trust were paid by the Company and from forfeitures in 2017.

Note 3 — Income Tax Status
The Plan received a determination letter from the Internal Revenue Service dated March 10, 2017, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (“IRC”), and, therefore, the related trust is exempt from taxation.  Subsequent to this determination by the Internal Revenue Service, the Plan was amended and restated.  Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification.  The Plan Administrator believes the Plan, as amended and restated, is qualified and the related trust is tax exempt. Accordingly, no provision for income taxes has been made in the accompanying statements. The Plan Administrator believes the Plan is no longer subject to income tax examinations for years prior to 2014.

Note 4 — Transactions with Parties-in-Interest
At December 31, 2017, the Plan held 1,336,638 common shares of Lincoln Electric Holdings, Inc. with a fair value of $122,411,894.  For the year ended December 31, 2017, the Plan received dividends on Lincoln Electric Holdings, Inc. common shares of $1,831,747.  At December 31, 2016, the Plan held 1,415,039 common shares of Lincoln Electric Holdings, Inc. with a fair value of $108,492,321.
Party-in-interest transactions also include the investment in the proprietary funds of the Trustee and the payment of administrative expenses by the Company.  Such transactions are exempt from being prohibited transactions under ERISA.

The Lincoln Electric Company
Employee Savings Plan
 Notes to Financial Statements (continued)

Note 5 — Risks and Uncertainties
The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
The Plan’s investments in the Lincoln Electric Holdings, Inc. common shares are exposed to market risk in the event of a decline in the value of Lincoln Electric Holdings, Inc. common shares.  Participants assume all risk in connection with any decrease in the market price of any investment.

Note 6 — Fair Value Measurements
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  GAAP establishes a framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).
The three levels of the fair value hierarchy are described below:
Level 1        Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets.
 Level 2        Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specific (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
Level 3        Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used maximize the use of observable inputs and minimize the use of unobservable inputs.
The following tables set forth by level within the fair value hierarchy the Plan’s investments at fair value as of December 31, 2017 and 2016:

	Assets at Fair Value as of December 31, 2017
	Level 1	Total
Mutual funds	$375,936,271	$375,936,271
Self-directed brokerage accounts	11,302,531	11,302,531
Lincoln Electric Stock	122,411,894	122,411,894
Total investments in the fair value hierarchy	509,650,696	509,650,696
Common collective trusts measured at NAV		58,774,711
Total investments at fair value		$568,425,407

The Lincoln Electric Company
Employee Savings Plan
 Notes to Financial Statements (continued)

	Assets at Fair Value as of December 31, 2016
	Level 1	Total
Mutual funds	$303,995,372	$303,995,372
Self-directed brokerage accounts	7,924,593	7,924,593
Lincoln Electric Stock	108,492,321	108,492,321
Total investments in the fair value hierarchy	420,412,286	420,412,286
Common collective trust measured at NAV		45,883,445
Total investments at fair value		$466,295,731

The Lincoln Electric Company
 Employee Savings Plan
 EIN:  34-0359955          Plan Number:  005
Form 5500, Schedule H, Line 4i—Schedule of Assets
(Held at End of Year)
December 31, 2017

Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
Common Collective Trust:
Fidelity	Fidelity Managed Income Portfolio	$36,756,850
Wellington Trust Company, NA	Wellington Mid-Cap Opportunities Portfolio	22,017,861
		58,774,711

Registered investment companies:
Fidelity	T.Rowe Price Blue Chip Growth SHS	58,064,888
Fidelity	Fidelity Equity Index Fund	42,592,229
Fidelity	Dodge & Cox Balanced Fund	32,411,650
Fidelity	WA Core PLS Bond IS	27,365,388
Fidelity	Vanguard Target Ret 2025 Inv CL	22,055,410
Fidelity	Vanguard Small Cap Index Instituational	20,636,887
Fidelity	Fidelity Diversified International K6	19,382,254
Fidelity	Vanguard Target Ret 2020 Inv CL	18,227,854
Fidelity	American Washington Mutual Fund	17,810,363
Fidelity	Vanguard Target Ret 2030 Inv CL	16,432,835
Fidelity	American EuroPacific Growth Fund	14,645,668
Fidelity	Vanguard Selected Value	14,252,524
Fidelity	Vanguard Target Ret 2035 Inc CL	12,909,412
Fidelity	Vanguard Target Ret 2040 Inv CL	9,111,062
Fidelity	Vanguard Target Ret 2045 Inc CL	8,905,629
Fidelity	Vanguard Target Ret 2050 Inv CL	8,672,125
Fidelity	Vanguard Target Ret 2055 Inv CL	6,388,488
Fidelity	Fidelity Extended Market Index	5,964,672
Fidelity	Vanguard Target Ret Inc	5,850,470
Fidelity	Vanguard Target Ret 2015 Inc CL	5,328,899
Fidelity	DFA U.S. Small Cap Portfolio Fund	4,713,300
Fidelity	Vanguard Tot Intl	3,267,010
Fidelity	Vanguard Target Ret 2060 Inv CL	944,880
Fidelity	Vanguard Target Ret 2065 Inv CL	2,374
		375,936,271

Fidelity BrokerageLink	Self-directed brokerage accounts	11,302,531

Lincoln Electric Stock	1,336,638 Common Shares	122,411,894

Participant loans	Loans bearing interest at rates ranging from 3.00% to 9.25%	13,061,258
Total assets		$581,486,665

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Lincoln Electric Company
Employee Savings Plan

By:	The Lincoln Electric Company,
Plan Administrator

By:	/s/ Vincent K. Petrella
Vincent K. Petrella
Executive Vice President and
Chief Financial Officer

Date: June 25, 2018

Exhibits

Exhibit No.	Description

23.1	Consent of Plante & Moran, PLLC, Independent Registered Public Accounting Firm